UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2010, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku Kobe, Hyogo 658-0032, Japan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)

Statements of Net Assets Available for Plan Benefits as of June 30, 2010 and 2009,
Statements of Changes in Net Assets Available for Plan Benefits for Each of the
Three Years in the Period Ended June 30, 2010, and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2010 and 2009	2

Statements of Changes in Net Assets Available for Plan Benefits for Each of the Three Years in the Period Ended June 30, 2010	3

Notes to Financial Statements as of June 30, 2010 and 2009 and for Each of the Three Years in the Period Ended June 30, 2010	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Employee Stock Purchase Plan (Japan)

We have audited the accompanying statements of net assets available for plan benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  Our audits also comprehended the translation of Japanese Yen amounts into U.S. Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 8.  The translation of the financial statement amounts into U.S. Dollars has been made solely for the convenience of the readers of these financial statements.

/s/ Manabat Delgado Amper & Co.
Makati City, Philippines
September 14, 2010

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2010 AND 2009

	Japanese Yen		U.S. Dollars
	2010	2009	2010
ASSETS, At fair value:
Cash	¥ 298,800	¥ 279,819	$ 3,372
The Procter & Gamble Company common stock 2010: 1,756,389 shares, cost ¥9.8 billion ($ 111 million) ; 2009: 1,690,444 shares, cost ¥9.5 billion ($99 million)	9,321,209,817	8,293,505,903	105,205,528
Total assets	9,321,508,617	8,293,785,722	105,208,900
NET ASSETS AVAILABLE FOR PLAN BENEFITS	¥ 9,321,508,617	¥ 8,293,785,722	$ 105,208,900
See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 30, 2010

	Japanese Yen			U.S. Dollars
	2010	2009	2008	2010
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	¥1,441,219,813	(¥2,543,667,135)	(¥1,723,112,649)	$ 16,266,589
Foreign exchange loss	(820,190,154)	-	-	(9,257,225)
Dividend income	228,059,372	210,816,702	196,550,169	2,574,034
Total investment income (loss)	849,089,031	(2,332,850,433)	(1,526,562,480)	9,583,398

Contributions:
Employer contributions - P&G Far East, Inc. and Max Factor K.K.	238,664,400	252,142,800	256,105,400	2,693,729
Participant contributions	1,236,243,000	1,340,208,893	1,380,593,000	13,953,081
Total contributions	1,474,907,400	1,592,351,693	1,636,698,400	16,646,810
Total additions	2,323,996,431	(740,498,740)	110,135,920	26,230,208

DEDUCTIONS:
Distributions and withdrawals to participants	(1,293,120,386)	(1,236,647,651)	(1,392,793,546)	(14,595,038)
Bank and administrative charges	(3,153,150)	(3,288,075)	(3,348,450)	(35,590)
Total deductions	(1,296,273,536)	(1,239,935,726)	(1,396,141,996)	(14,630,628)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	1,027,722,895	(1,980,434,466)	(1,286,006,076)	11,599,580

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,293,785,722	10,274,220,188	11,560,226,264	93,609,320
End of year	¥9,321,508,617	¥ 8,293,785,722	¥10,274,220,188	$105,208,900
See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2010 AND 2009, AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 30, 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan agreement for more information on the Plan.

General

Prior to April 1, 2001, the Plan included the Employee’s Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee's Shareholding Association of Max Factor K.K., established January 1994, for employees and executives of Procter & Gamble Far East, Inc. and Max Factor K.K. (collectively the "Companies") as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law.

Effective April 1, 2001, the Employee's Shareholding Association of Max Factor K.K. was merged with the Employees’ Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, to create the Employee's Shareholding Association of P&G Group for employees and executives of all P&G affiliates in Japan.

The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of the common stock of The Procter & Gamble Company (the "Stock"), the Companies' parent company. The Plan is administered by IBM Business Services (IBM) as subcontractor for employee services.  Daiwa Securities SMBC Co., Ltd. serves as recordkeeper for the Plan.

Contributions

Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay.  The Companies match 20% of participants’ contributions up to 30 units monthly (90 units of bonus pay contributions).  Effective January 1, 2005, General Office employees may contribute a portion of their base pay up to 150 units monthly and the Companies match 20% of those employees’ contributions up to 45 units. All contributions are invested in Stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contributions and (b) realized earnings or losses of the Plan.  Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments

Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested to additional shares of Stock.

Vesting

Participants are immediately vested in their contributions, the Companies' matching contributions and realized earnings.

Withdrawal

Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time.  In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in Stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with Stock, it is reasonably possible that changes in the value of Stock will occur in the near term and that such changes could materially affect the amount reported in the financial statement.

Cash

Amounts shown as cash are uninvested funds held by the Plan that are to be invested in Stock the following month.

Investment Valuation

The Plan’s investments are carried at fair value.  Information on fair value measurements are disclosed in Note 3.

Investment Income Recognition

Dividend and interest income from investments are recognized when earned and are allocated to each participant’s account by the Plan’s recordkeeper.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Foreign Exchange Transactions and Translations

Contributions to the Plan are denominated in Japanese Yen, however, purchase and sale of Stock are measured in U.S. Dollars resulting in changes in exchange rate being reported in income.

Expenses of the Plan

Investment management expenses are paid by the Companies.

Adoption of New Accounting Guidance

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became the single authoritative source of nongovernmental GAAP. The ASC supersedes all previous authoritative GAAP applicable to the Plan.

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Assets or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly, was issued and later codified into ASC 820 which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of nature and risk of the investments.

The financial statements of the Plan are not affected of the adoption of FASB Staff Position 157-4.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements, aimed at improving disclosures about fair value measurements. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present information about purchases, sales, issuances and settlements on a gross basis in the reconciliation of fair value measurements using significant unobservable inputs (“Level 3 reconciliation”). Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. This guidance is effective January 1, 2010, except for the disclosures regarding purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective on January 1, 2011.

The future adoption of this standard will not have an impact on the Plan’s financial statements since the common stock of The Procter and Gamble Company are valued at quoted market price, which is Level 1 input, as disclosed in Note 3.

In May 2009, the FASB issued new accounting guidance on subsequent events. The objective of this guidance is to establish general standards of accounting for, and disclosure of, events that occur after the reporting date but before financial statements are issued or are available to be issued. This new accounting guidance was adopted as of June 30, 2009, when it became effective.

The adoption of this new guidance has no material impact on the accompanying financial statements of the Plan.

Subsequent Events

The Plan adopted ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued if not widely distributed.

The Plan Management believes that there are no events happened after June 30, 2010 that warrants disclosures in the notes to the financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid).  The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

The Plan recognizes three different valuation techniques: the market approach, income approach, and/or cost approach.  Valuation techniques used to measure fair value are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our internal market assumptions.  The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value, into three broad levels:

·	Level 1 - valuations are based on quoted prices for identical assets or liabilities in an active market.

·	Level 2 - valuations are based on quoted prices for identical or similar assets or liabilities in market that are not active but for which observable market inputs are readily available.

·
Level 3 - Assets or liabilities whose significant inputs are unobservable.  Valuations are determined using pricing models and discounted cash flow model and includes management judgment and estimation which may be significant.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.  Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

The Plan’s investments consist of common stock of The Procter and Gamble Company as disclosed in Note 1, which is Level 1 input, and are valued at quoted market price as disclosed in Note. 2.

4.	DISTRIBUTIONS PAYABLE

There are no distributions payable to participants who have elected to withdraw from the Plan at June 30, 2010 and 2009.

5.	TAX STATUS

The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Companies’ contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.

6.	RELATED PARTY TRANSACTIONS

At June 30, 2010 and 2009, the Plan held 1,756,389 and 1,690,444 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of ¥9.8 billion (USD 111 million) and ¥9.5 billion (USD 99 million), respectively.  For the years ended June 30, 2010, 2009 and 2008, the Plan recorded dividend income of ¥228,059,372, ¥210,816,702, and ¥196,550,169, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

8.	U.S. DOLLAR AMOUNTS

U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader.  These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars.  As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥88.60 = US$1, the approximate current rate at June 30, 2010, has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits.

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2010.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEE’S SHAREHOLDING ASSOCIATION

                                            By:  /s/ Megumi Ohta
                                                        Megumi Ohta
                                                        Chairman

EXHIBIT INDEX

Exhibit No.                                                                                                Page Number
      23                      Consent of Manabat Delgado Amper & Co           10

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 333-51221, 333-47132, 333-108993 and 333-155046 of The Procter & Gamble Company on Form S-8 of our report dated September 14, 2010 appearing in this Annual Report on Form 11-K of the Employee Stock Purchase Plan (Japan) for the year ended June 30, 2010.

/s/ Manabat Delgado Amper & Co.

Manabat Delgado Amper & Co.
Makati City, Philippines
September 28, 2010